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TransGlobe Energy CORPORATION

Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta Canada T2P 3H5
Tel: (403) 264-9888
Fax: (403) 264-9898
E-mail: trglobe@trans-globe.com
Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION TO HOLD CONFERENCE CALL AND WEBCAST ON 2007 THIRD QUARTER RESULTS

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, October 24, 2007 - TransGlobe Energy Corporation will announce its 2007 third quarter financial and operating results on **Tuesday, October 30, 2007**. A conference call and webcast to discuss the results will be held the same day:

Time:	2:30 p.m., Mountain Time (4:30 p.m. Eastern Time)
Dial-in:	416-641-6126 or toll free at 1-866-542-4236
Webcast:	http://events.onlinebroadcasting.com/transglobe/103007/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5800 or toll free at 1-800-408-3053. The passcode is 3240140#. The replay will expire at midnight (Eastern) on October 30, 2007. After October 30, 2007 a copy of the call can be accessed through a link on the Company website www.trans-globe.com.

TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen, the Arab Republic of Egypt and in Alberta, Canada. The Company owns working interests in more than 6.8 million acres across their operating regions. Calgary-based, TransGlobe Energy's common shares trade as "TGL" on the Toronto Stock Exchange and "TGA" on the American Stock Exchange.

Cautionary Statement to Investors:
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION

s/s David Ferguson

David Ferguson, CA
Vice President, Finance & C.F.O.

For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com